Exhibit 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
CDI Corp.:
We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-123888 and 333-186763) and on Form S-3 (No. 333-112752) of CDI Corp. of our reports dated March 8, 2017, with respect to the consolidated balance sheets of CDI Corp. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income (loss), cash flows and equity for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 annual report on Form 10-K of CDI Corp.

/s/ KPMG LLP
Philadelphia, Pennsylvania
March 8, 2017